Icon Vapor, Inc.

11578 Sorrento Valley Road

San Diego, CA 92121

January 21, 2015

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Icon Vapor, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed December 5, 2014
File No. 000-55284

Dear Ms. Ravitz:

Icon Vapor, Inc., a California corporation (the “Company”), has received and reviewed your letter of December 23, 2014, pertaining to Company’s Registration Statement on Form 10 as filed with the Securities & Exchange Commission (the “Commission”) on December 5, 2014 (the “Filing”), File No. 000-55284.

Specific to your comments, please find our responses below. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated December 23, 2014.

Description of Business, page 3

1. We note your response to prior comment 2. Please revise the disclosure in the fourth paragraph of this section to explain which of your products do not contain any nicotine. Also, disclose the amount of revenue that you generated during the year ended December 31, 2013 and during the nine months ended September 30, 2014 from your products that do not contain any nicotine.

RESPONSE:

In consideration of your comment, the Filing has been amended to revise the disclosure in the fourth paragraph of the referenced section to explain which of our products do not contain any nicotine.

For the purposes of clarification, during the year ended December 31, 2013 and during the nine months ended September 30, 2014, the Company did not generate any revenue in connection with the sales of products that do not contain nicotine. However, the Company expects to generate future revenue in connection with the sales of nicotine free electronic cigarette products as a result of its acquisition of Green Tree Syndicate, Inc., a California corporation that distributes a variety of electronic cigarette products, including electronic cigarette products that do not have any nicotine.

Please see page 4 of the amended Filing.

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Government Regulation, page 8

2. We note your response to prior comment 5. Expand the reference to the prohibition on sales to individuals under 18 in the sixth paragraph of this section to disclose the proposed ban on vending machine sales. In addition, expand the disclosure of warning labels mentioned in the seventh paragraph to explain that under the proposed rule manufacturers would be subject to no direct and implied claims of reduced risk such as “light,” “low” and “mild” descriptions unless the FDA confirms that scientific evidence supports the claim and that marketing the product will benefit public health. Also, please ensure that you have disclosed the material requirements of the proposed rule, such as: (1) manufacturers would be subject to registration with, and reporting of product and ingredient listings to the FDA; (2) no marketing of new tobacco products prior to FDA review; and (3) enforcement actions being brought against products determined to be adulterated and misbranded under the Tobacco Control Act.

RESPONSE:

In consideration of your comment, the Filing has been amended to expand the reference to the prohibition on sales to individuals under 18 in the sixth paragraph of this section to disclose the proposed ban on vending machine sales. In addition, the Filing has been amended to expand the disclosure of warning labels mentioned in the seventh paragraph to explain that under the proposed rule manufacturers would be subject to no direct and implied claims of reduced risk such as “light,” “low” and “mild” descriptions unless the FDA confirms that scientific evidence supports the claim and that marketing the product will benefit public health. Also, the Filing has been amended to disclose the material requirements of the proposed rule, such as: (1) manufacturers would be subject to registration with, and reporting of product and ingredient listings to the FDA; (2) no marketing of new tobacco products prior to FDA review; and (3) enforcement actions being brought against products determined to be adulterated and misbranded under the Tobacco Control Act.

Please see page 8 of the amended Filing.

Management’s Discussion and Analysis of Financial Condition, page 26

3. Please update the discussion of your debt in the paragraphs at the bottom of page 26 and the top of page 27 to September 30, 2014, the most recent period end presented in your filing.

RESPONSE:

In consideration of your comment, the Filing has been amended to update the discussion of our debt in the paragraphs at the bottom of page 26 and the top of page 27 to September 30, 2014, the most recent period end presented in our filing

Please see pages 26 and 27 of the amended Filing.

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Liquidity and Capital Resources, page 29

4. For the nine month periods, please revise the numerical disclosures under the paragraphs “Operations” and “Financing” to be consistent with amounts presented in your revised cash flow statements.

RESPONSE:

In consideration of your comment, the Filing has been amended to revise the numerical disclosures under the paragraphs “Operations” and “Financing” to be consistent with amounts presented in our revised cash flow statements.

Please see page 29 of the amended Filing.

5. We note your response to prior comment 11. Please update the disclosure in this section. For example, we note that you mention your cash and cash equivalents on hand as of December 31, 2013. Also, clarify the reference that you can continue operations for the next twelve months. For example are you referring to the next twelve months from December 31, 2013 or from September 30, 2014?

RESPONSE:

In consideration of your comment, the Filing has been amended to update our disclosure regarding our cash and cash equivalents on hand as of December 31, 2013 and to clarify the reference that we can continue operations for the next twelve months.

Please see page 30 of the amended Filing.

Recent Sales of Unregistered Securities, page 37

6. We note your response to prior comment 14. However, in view of your disclosure on page 8 of your Form 1-A amended August 1, 2013 that Kodiak had the option to purchase shares of your common stock at a fixed price of $.40 per share and that your offering statement was declared qualified on August 14, 2013, please tell us whether you have considered adding a risk factor to highlight that on August 28, 2013 you instead issued 600,000 shares to Kodiak at a purchase price of $.225 per share.

RESPONSE:

In consideration of your comment, the Filing has been amended to add a risk factor to highlight that we issued 600,000 shares to Kodiak at a purchase price of $.225 per share on August 28, 2013.

Please see page 23 of the amended Filing.

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7. We note your response to prior comment 15. Please provide the disclosure required by Item 701(d) of Regulation S-K for: (1) the issuance of shares of common stock on August 30, 2013; and (2) the issuance of shares from July 24, 2014 to September 24, 2014.

RESPONSE:

In consideration of your comment, the Filing has been amended to provide the disclosure required by Item 701(d) of Regulation S-K for: (1) the issuance of shares of common stock on August 30, 2013; and (2) the issuance of shares from July 24, 2014 to September 24, 2014.

Please see page 37 of the amended Filing.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2014 and 2013

Note 9. Subsequent Events, page F-11

8. We see that you issued a press release dated December 4, 2014 that on November 27, 2014 you completed the acquisition of Green Tree Syndicate, Inc. Accordingly, please revise to disclose that the acquisition has been completed. Please also provide the disclosures required by ASC 805-10-50-4. Under that guidance, you should provide the disclosures required by ASC 805-10-50-2 to the extent they are currently available. You should also identify any required disclosures not yet available and describe the reasons why such disclosures are not yet available.

RESPONSE:

In consideration of your comment, the Filing has been amended to disclose that the acquisition has been completed and to provide the disclosures required by ASC 805-10-50-4, ASC 805-10-50-2 and any other required disclosures not yet available and describe the reasons why such disclosures are not yet available.

Please see page F-11 of the amended Filing.

9. Please revise so that your description of the cash portion of the purchase price is consistent with the description included in section 1.03 of the acquisition agreement.

RESPONSE:

In consideration of your comment, the Filing has been amended to revise our description of the cash portion of the purchase price so that it is consistent with the description included in section 1.03 of the acquisition agreement.

Please see page F-11 of the amended Filing.

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10. Tell us when you will provide financial statements for the acquired entity pursuant to Rule 8-04 of Regulation S-X or explain to us why they are not required. For purposes of assessing whether the acquired entity is a business, please refer to the guidance in Rule 11-01(d) of Regulation S-X.

RESPONSE:

In consideration of your comment, the financial statements for the acquired entity, Green Tree Syndicate, Inc., have been disclosed on Form 8-K filed with the Commission on January 21, 2015 as Exhibit 99.1.

In connection with the Company’s responding to the comments set forth in the December 23, 2014 letter, the Company acknowledges that:

● The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

● Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

● The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Daniel Balsiger
Daniel Balsiger
CEO and President

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